COMMON STOCK

NUMBER

BE

INCORPORATED UNDER THE LAWS
OF THE STATE OF DELAWARE

COMMON STOCK

SHARES

*** ***

BENE IO, INC.

CUSIP 08170P 10 1

SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

SEE LEGEND
ON REVERSE

THIS IS TO CERTIFY THAT

is the owner

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, $0.001 PAR VALUE OF

BENE IO, INC.

(hereinafter called the "Corporation") transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provisions of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

BENE IO, INC.
CORPORATE
SEAL
1987
DELAWARE
*

SECRETARY

PRESIDENT

Countersigned and Registered:
MANHATTAN TRANSFER REGISTRAR CO.
(MILLER PLACE, N.Y.)

By

Transfer Agent and Registrar
Authorized Signature